02027596

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities Inc.	**0000946812**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 29, 2002, Series 2002-AC2	**333-56242**

____

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: [signature]
Name: Thomas Marano
Title: Director

Dated: April 29, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$301,000,691 (approximate)

Asset-Backed Certificates,
Series 2002-AC2

Bear Stearns Asset Backed Securities, Inc
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

March 15, 2002

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL	Final Scheduled Dist. Date	Expected Ratings (Mdy's/S&P)
A1	$43,546,000	14.02%	9.50%	6.75% Fixed	**0.500**	5/25/32	Aaa/AAA
A2	$29,557,961	9.52%	9.50%	4.70% Fixed	**1.500**	5/25/32	Aaa/AAA
F1	$34,625,039	11.15%	9.50%	Floating (d)	**1.500**	5/25/32	Aaa/AAA
INV1	$34,625,039	Notional	9.50%	Inverse Floating(e)	**1.500**	5/25/32	Aaa/AAA
A3	$57,871,000	18.64%	9.50%	6.75% Fixed	**3.000**	5/25/32	Aaa/AAA
A4	$47,422,501	15.27%	9.50%	6.75% Fixed	**5.192**	5/25/32	Aaa/AAA
A5	$31,049,986	10.00%	9.50%	7.00% Fixed (h)	**9.648**	5/25/32	Aaa/AAA
F	$35,503,714	11.43%	9.50%	Floating (f)	**2.525**	5/25/32	Aaa/AAA
INV	$35,503,714	Notional	9.50%	Inverse Floating(g)	**2.525**	5/25/32	Aaa/AAA
B-1	$10,867,495	3.50%	6.00%	7.00% Fixed	**9.769**	5/25/32	Aa2/AA
B-2	$5,588,997	1.80%	4.20%	7.00% Fixed	**9.769**	5/25/32	A2/A
B-3	$4,967,998	1.60%	2.60%	7.00% Fixed	**9.769**	5/25/32	Baa2/BBB
Total	**$301,000,691**	96.94%					

Notes: (a) The principal balance of each Class of Certificates is subject to a 10% variance.
(b) Prepayment Pricing Speed Assumption: 125 PPC which is equal to a ramped speed of 5% CPR initially then building to 22.5% CPR in month 12, and remaining constant at 22.5% CPR thereafter.
(c) The Certificates will be priced to the 10% cleanup call.
(d) One-month LIBOR + 0.35% (per annum), subject to a cap of 8.50%.
(e) 8.15% less One-month LIBOR (per annum).
(f) One-month LIBOR + 0.50% (per annum), subject to a cap of 8.50%.
(g) 8.00% less One-month LIBOR (per annum).
(h) The Class A5 is a Non-Accelerated Senior (NAS) and will be locked out of scheduled and unscheduled principal for five (5) years.

THE COLLATERAL

- Conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential properties.
- The mortgage pool will consist of approximately $310 million of loans with non-conforming balances.
- The mortgage loans were primarily originated by Greenpoint Mortgage (approximately 65%) pursuant to underwriting guidelines as described in the prospectus supplement. There are ten other originators totaling approximately 35%.
- The collateral information presented herein is based on the 'Statistical Calculation Date' as of February 1, 2002.

THE STRUCTURE

This will be a senior/subordinate structure. On each distribution date amounts available to make distributions will be applied in the order of priority to interest on the interest bearing classes of senior certificates; to principal of the classes of senior certificates in an amount and order described below, to any deferred amounts payable on the Class PO Certificates and to interest on and then principal of each class of subordinate certificate in order of their class designations.

Non-Offered Certificates:

Class B-4	$1,862,999
Class B-5	$2,173,499
Class B-6	$4,037,157
Class X1	Notional
Class PO	$1,425,275
Class XP	Prepayment Penalties

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Seller:	EMC Mortgage Corporation
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicer:	EMC Mortgage Corporation
Originators:	Greenpoint (65%), 10 other originators (35%).
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	Bank One, National Association
Optional Termination:	10% cleanup call
Cut-off Date:	April 1, 2002
Closing Date:	On or about April 30, 2002
Distribution Date:	25th day of each month (or the next business day), commencing in May 2002.
Prepayment Period:	With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.
Pass-Through Rates:	The pass-through rate for each class of Certificates will be the per annum fixed rate as shown above.

Interest Payments:

On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "accrual period" for the Certificates (other than the F and INV Certificates) will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Certificates based on a 360-day year that consists of twelve 30-day months. The interest accrual period for the F and INV for any distribution date will be the one-month period commencing on the 25th day of the month prior to the month in which that distribution date occurs and ending on the 24th day of the month in which that distribution date occurs.

Principal Payments:

Senior Optimal Principal Amount: The Senior Optimal Principal amount will be an amount equal to the sum of (i) the Senior Percentage of Scheduled Principal, (ii) the Senior Prepayment Percentage of all Full and Partial Prepayments and (iii) the lesser of the Senior Percentage of the Scheduled Principal Balance of a Liquidating Mortgage Loan or the Senior Prepayment Percentage of the Net Liquidation Proceeds.

Subordinate Optimal Principal Amount: The Subordinate Optimal Principal Amount will be an amount equal to the sum of (i) the Subordinate Percentage of Scheduled Principal, (ii) the Subordinate Prepayment Percentage of all Full and Partial Prepayments, (iii) the excess of Net Liquidation Proceeds over the amount included in clause (iii) of the Senior Optimal Principal Amount definition and (iv) on the distribution date on which the current principal amount of the Senior Certicates has been reduced to zero, 100% of any Senior Optimal Principal Amount.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Certificate Principal Balance: With respect to any offered as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Available Distribution Amount: For any distribution date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Distribution Amount will generally be equal to the sum of the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Subservicer and reduced by Servicing Fees. The holders of the Class XP Certificates (not offered hereby) will be entitled to all prepayment charges received on the mortgage loans and such amounts will not be available for distribution to the holders of the other classes of certificates.

P&I Advances: The Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent scheduled monthly payments of principal and interest on the mortgage loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the Servicer's advancing obligations.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

From all available principal:

1. Pay the Class R Certificate until its Class Certificate Balance is reduced to zero;

2. Pay the "lock amount" to the Class A5 Certificate until its Class Certificate Balance is reduced to zero;

3. Pay concurrently as follows:

A. Pay to the Class F Certificate [% of Senior Optimal Principal Amount] until its Class Certificate Balance is reduced to zero.

B. Pay [% of Senior Optimal Principal Amount] as follows:

(i.) Pay the Class A1 Certificate until its Class Certificate Balance has been reduced to zero.

(ii.) Pay the Class A2 Certificate and the Class F1 Certificate, pro rata, until their Class Certificate Balance has been reduced to zero.

(iii.) Pay the Class A3 Certificate and the Class A4 Certificate, in that order, until their Class Certificate Balance has been reduced to zero.

4. Pay the Class A5 Certificate until its Class Certificate Balance is reduced to zero;

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the unscheduled principal payments on the Mortgage Loans until May 2007. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years respectively provided that (i) the principal balance of th Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Net Mortgage Rate:

On any mortgage loan, the then applicable mortgage rate thereon minus the Servicing Fee Rate and the Master Servicing Fee Rate.

Allocation of Losses:

Realized Losses on the mortgage loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses will be allocated to the Senior Certificates.

Credit Enhancement: Subordination: The initial Credit Enhancement Percentages are as follows:

Class A	9.50%
Class B-1	6.00%
Class B-2	4.20%
Class B-3	2.60%

Optional Call: At its option, EMC may purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.

Registration: The Certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The Offered Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A and the Class B-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	BSABS 02-AC2
Pool Principal Balance	$310,499,821
Average Principal Balance	$432,631
Range of Principal Balance	$300,800 - $1,795,000
WA Gross WAC	8.3866%
Range of Gross WAC	6.1250% - 11.5000%
WAM (mos)	344
WA Age (mos)	2
WA Original Term (mos)	346
Balloon / Fully Amortizing	5.97% / 94.03%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	688
Below 600	1.17%
600 to 619	3.55%
620 to 639	8.40%
640 to 659	14.05%
660 to 679	20.49%
680 to 699	16.47%
700 to 749	23.60%
750 and above	11.95%
Not Available	0.32%
LTV	
Weighted Average	81.26%
0.01% to 50.00%	3.36%
50.01% to 60.00%	4.11%
60.01% to 70.00%	9.19%
70.01% to 80.00%	36.99%
80.01% to 90.00%	27.23%
90.01% to 95.00%	17.53%
95.01% to 100.00%	1.59%
% with LTV's > 80%	46.35%
% of loans with MI	37.05%
Insurance	
Conventional MI	42.56%
Non-MI	57.44%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Pool
Property Type	
Single Family	84.50%
PUD	7.79%
Two to Four Family	4.36%
Condominium	3.34%
Occupancy Status	
Owner Occupied	93.67%
Investor Property	4.76%
Second Home	1.57%
Loan Purpose	
Purchase Money	56.79%
Cash-Out Refinance	32.01%
Rate/Term Refinance	11.20%
Documentation Type	
Full/Alternative	12.03%
Stated Income	29.63%
No Ratio	6.11%
No Income/No Asset	52.22%
Geographic Concentration (> 5%)	
California	38.96%
Northern CA	19.45%
Southern CA	19.51%
New York	6.79%
Virginia	5.76%
Prepayment Penalties	
None	88.06%
1 Year	2.73%
3 Year	1.37%
5 Year	7.83%

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
MORTGAGE BACKED SECURITIES
245 Park Avenue
New York, N.Y. 10167
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BSABS-02AC2

BSABS-02AC2 Class X1 (   )   WACIO/NTL   p

Orig Bal 290,695,486 Fac 1.00000 Coup 0.883 Mat / / Wac- 0.000(0.000) WAM- / (-22828)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 30-Apr-2002 **Curve Type:** Treas Act **Curve Date:** 26-Apr-2002 Tranche: X1 (   )

Price	bsabs-02ac2/p50 1.9000% 8.60 05/02 02/32	bsabs-02ac2/p125 1.9000% 3.93 05/02 02/32	bsabs-02ac2/p200 1.9000% 2.40 05/02 02/32	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
1:21	45.65	28.92	10.74	Yield
	1.60	1.66	1.73	Duration
1:25	41.47	24.89	6.87	Yield
	1.74	1.81	1.89	Duration
1:29	37.86	21.42	3.54	Yield
	1.88	1.95	2.04	Duration
2: 1	34.71	18.39	0.64	Yield
	2.02	2.10	2.19	Duration
2: 5	31.95	15.73	-1.91	Yield
	2.16	2.25	2.34	Duration
2: 9	29.50	13.37	-4.17	Yield
	2.30	2.39	2.50	Duration
2:13	27.32	11.27	-6.18	Yield
	2.44	2.54	2.65	Duration

BSABS-02AC2

BSABS-02AC2 Class A8 (A8) ________Pro IO(AX) p

Orig Bal 99,112,715 Fac 1.00000 Coup 0.500 Mat 02/25/32 Wac- 0.000(0.000) WAM- / (-22828)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 30-Apr-2002 **Curve Type:** Treas Act **Curve Date:** 26-Apr-2002 Tranche: A8 (A8)

Price	bsabs-02ac2/p50	bsabs-02ac2/p125	bsabs-02ac2/p200	prepay
				losses
	1.9000%	1.9000%	1.9000%	1M_LIB
	12.32	4.01	2.38	Avg. Life
	07/07	06/04	09/03	1st Prin
	02/32	10/09	02/06	Last Prin
0:24	72.35	61.12	37.53	Yield
	1.18	1.03	0.92	Duration
0:28	60.89	47.88	22.67	Yield
	1.40	1.19	1.06	Duration
1: 0	52.38	37.77	11.22	Yield
	1.62	1.34	1.18	Duration
1: 4	45.79	29.74	2.06	Yield
	1.83	1.49	1.30	Duration
1: 8	40.51	23.18	-5.48	Yield
	2.04	1.62	1.41	Duration
1:12	36.19	17.68	-11.84	Yield
	2.24	1.75	1.51	Duration
1:16	32.57	12.99	-17.29	Yield
	2.44	1.86	1.60	Duration

BSABS-02AC2

BSABS-02AC2 Class A5 (A5) ______Floater(AB) p

Orig Bal 33,314,285 Fac 1.00000 Coup 2.400 Mat 02/25/32 Wac- 0.000(0.000) WAM- / (-22828)/ 0

1.0000 x 1-mo LIBOR + 0.5000 Cap 8.5000 @ 8.0000 Floor 0.5000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 30-Apr-2002 **Curve Type:** Treas Act **Curve Date:** 26-Apr-2002 Tranche: A5 (A5)

Price	bsabs-02ac2/p50	bsabs-02ac2/p125	bsabs-02ac2/p200	prepay
				losses
	1.9000%	1.9000%	1.9000%	1M_LIB
	7.37	2.54	1.54	Avg. Life
	05/02	05/02	05/02	1st Prin
	02/32	10/09	02/06	Last Prin
99:11	2.52	2.69	2.86	Yield
	6.24	2.39	1.48	Duration
99:15	2.50	2.63	2.77	Yield
	6.25	2.39	1.48	Duration
99:19	2.48	2.58	2.69	Yield
	6.25	2.40	1.48	Duration
99:23	2.46	2.53	2.60	Yield
	6.26	2.40	1.48	Duration
99:27	2.44	2.48	2.52	Yield
	6.27	2.40	1.48	Duration
99:31	2.42	2.43	2.43	Yield
	6.28	2.40	1.49	Duration
100: 3	2.40	2.37	2.35	Yield
	6.28	2.40	1.49	Duration

BSABS-02AC2

BSABS-02AC2 Class A7 (A7) _______Prorata(AX) p

Orig Bal 99,112,715 Fac 1.00000 Coup 6.250 Mat 02/25/32 Wac- 0.000(0.000) WAM- / (-22828)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 30-Apr-2002 **Curve Type:** Treas Act **Curve Date:** 26-Apr-2002 Tranche: A7 (A7)

Price	bsabs-02ac2/p50 1.9000% 12.32 07/07 02/32	bsabs-02ac2/p125 1.9000% 4.01 06/04 10/09	bsabs-02ac2/p200 1.9000% 2.38 09/03 02/06	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:21	6.32 7.89	6.31 3.40	6.30 2.14	Yield Duration
99:25	6.31 7.89	6.27 3.40	6.24 2.14	Yield Duration
99:29	6.29 7.90	6.24 3.41	6.18 2.14	Yield Duration
100: 1	6.28 7.90	6.20 3.41	6.12 2.14	Yield Duration
100: 5	6.26 7.91	6.16 3.41	6.06 2.14	Yield Duration
100: 9	6.24 7.91	6.13 3.41	6.01 2.14	Yield Duration
100:13	6.23 7.92	6.09 3.41	5.95 2.14	Yield Duration

BSABS-02AC2

BSABS-02AC2 Class A3 (A3) ________Floater(AK) p

Orig Bal 32,537,276 Fac 1.00000 Coup 2.250 Mat 02/25/32 Wac- 0.000(0.000) WAM- / (-22828)/ 0

1.0000 x 1-mo LIBOR + 0.3500 Cap 8.5000 @ 8.1500 Floor 0.3500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 30-Apr-2002 **Curve Type:** Treas Act **Curve Date:** 26-Apr-2002 Tranche: A3 (A3)

Price	bsabs-02ac2/p50	bsabs-02ac2/p125	bsabs-02ac2/p200	prepay
				losses
	1.9000%	1.9000%	1.9000%	1M_LIB
	3.50	1.50	0.97	Avg. Life
	03/04	03/03	11/02	1st Prin
	07/07	06/04	09/03	Last Prin
99:18+	2.39	2.55	2.71	Yield
	3.32	1.46	0.94	Duration
99:22+	2.35	2.46	2.58	Yield
	3.32	1.46	0.94	Duration
99:26+	2.31	2.38	2.44	Yield
	3.32	1.46	0.94	Duration
99:30+	2.27	2.29	2.31	Yield
	3.32	1.46	0.95	Duration
100: 2+	2.24	2.21	2.18	Yield
	3.33	1.46	0.95	Duration
100: 6+	2.20	2.12	2.05	Yield
	3.33	1.46	0.95	Duration
100:10+	2.16	2.04	1.91	Yield
	3.33	1.46	0.95	Duration

BSABS-02AC2

BSABS-02AC2 Class A2 (A2) _______Prorata(AG) p

Orig Bal 27,775,724 Fac 1.00000 Coup 4.700 Mat 02/25/32 Wac- 0.000(0.000) WAM- / (-22828)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 30-Apr-2002 **Curve Type:** Treas Act **Curve Date:** 26-Apr-2002 Tranche: A2 (A2)

Price	bsabs-02ac2/p50 1.9000% 3.50 03/04 07/07	bsabs-02ac2/p125 1.9000% 1.50 03/03 06/04	bsabs-02ac2/p200 1.9000% 0.97 11/02 09/03	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:26	4.71	4.66	4.61	Yield
	3.14	1.41	0.92	Duration
99:30	4.67	4.57	4.48	Yield
	3.15	1.42	0.92	Duration
100: 2	4.63	4.48	4.34	Yield
	3.15	1.42	0.93	Duration
100: 6	4.59	4.39	4.21	Yield
	3.15	1.42	0.93	Duration
100:10	4.55	4.31	4.07	Yield
	3.15	1.42	0.93	Duration
100:14	4.51	4.22	3.94	Yield
	3.15	1.42	0.93	Duration
100:18	4.47	4.13	3.81	Yield
	3.15	1.42	0.93	Duration

BSABS-02AC2

BSABS-02AC2 Class A1 (A1) ______Seq(AF) p

Orig Bal 40,460,000 Fac 1.00000 Coup 6.750 Mat 02/25/32 Wac- 0.000(0.000) WAM- / (-22828)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 30-Apr-2002 **Curve Type:** Treas Act **Curve Date:** 26-Apr-2002 Tranche: A1 (A1)

Price	bsabs-02ac2/p50	bsabs-02ac2/p125	bsabs-02ac2/p200	prepay
				losses
	1.9000%	1.9000%	1.9000%	1M_LIB
	1.02	0.50	0.35	Avg. Life
	05/02	05/02	05/02	1st Prin
	03/04	03/03	11/02	Last Prin
100:18+	5.77	4.71	3.79	Yield
	0.96	0.48	0.34	Duration
100:22+	5.64	4.45	3.42	Yield
	0.96	0.48	0.34	Duration
100:26+	5.52	4.19	3.06	Yield
	0.96	0.48	0.34	Duration
100:30+	5.39	3.94	2.70	Yield
	0.96	0.48	0.34	Duration
101: 2+	5.26	3.68	2.34	Yield
	0.96	0.48	0.34	Duration
101: 6+	5.13	3.43	1.97	Yield
	0.96	0.48	0.34	Duration
101:10+	5.00	3.18	1.61	Yield
	0.96	0.49	0.34	Duration